ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230

SUMMARIZED MINUTES OF THE EXTRAORDINARY GENERAL STOCKHOLDERS' MEETING OF APRIL 26, 2022

DATE, TIME AND PLACE: On April 26, 2022 at 11:00 am, exclusively held online and remotely, via videoconference, in accordance with CVM Instruction No. 481/2009.

CHAIR: Leila Cristiane Barboza Braga de Melo – Chairwoman; Álvaro Felipe R. Rodrigues – Secretary.

QUORUM: Stockholders representing 92,09% common shares and 41,35% preferred shares of the Company's capital stock.

CALL NOTICE: Published in the *O Estado de S. Paulo* newspaper on March 26, 2022 (page B9), March 28, 2022 (page B3) and March 29, 2022 (Page B3).

NOTICE TO STOCKHOLDERS: The publication is not mandatory in accordance with Article 133, paragraph 5, of Law No. 6,404/76.

REMOTE VOTING: The summarized voting map consolidating the votes cast remotely was disclosed and delivered to stockholders during the Meeting.

RESOLUTIONS ADOPTED:

1. Stockholders were informed that these minutes would be drafted in a summarized format.

2. The publication of the minutes omitting the signatures of stockholders, in accordance with Article 130, paragraph 2, of Law 6,404/76, was approved. The waiving of the reading of the consolidated voting map and the documents relating to the agenda was also authorized since said documents had already been widely disclosed and made available to stockholders and the market.

3. It amended item 6.8, V of the Bylaws to provide for the term of 21 days in advance to call the Company's General Stockholders' Meeting.

4. It amended items 7.1, 7.1.1, 7.1.3, 7.1.4 and 7.1.5 of the Bylaws to adjust the wording of the composition and term of office of the Audit Committee members in order to comply with CMN Resolution No. 4,910/21, including independence criteria.

5. It amended article 10 of the Bylaws to improve the wording of the representation rule for the Company, according to which two officers may jointly represent the Company, and it is certain that whenever the amount involved in the transaction is higher than R$500 million, at least one of these officers must be the Chief Executive Officer or another Officer who is a

member of the Executive Committee, and this rule is valid to: assume obligations, exercising rights in any act, contract or document giving rise to a liability, including by pledging guarantees on behalf of third parties; waive rights, encumber and dispose of permanent assets and; appoint proxies to act.

6. It consolidated the Bylaws by including the amendments mentioned in foregoing items, which will be effective as initialed by the Chair after the resolutions of this Meeting are ratified by the Central Bank.

7. It updated the Stock Grant Plan, which consolidates the general rules of long-term incentive programs involving the granting of stock to management members and employees of the Company and its direct or indirect controlled companies.

REMOTE VOTING: It recorded the receipt of 83 remote voting forms in the period between March 26, 2022 and April 19, 2022, duly computed and consolidated in the Final Voting Map.

QUORUM FOR THE RESOLUTIONS: Resolutions were adopted by a majority of votes, as presented in the Final Voting Map attached to the minutes and which details the percentages of approval, rejection and abstention on each matter resolved upon at the Meeting.

DOCUMENTS FILED AT THE HEAD OFFICE: The Proposal of the Board of Directors made available on March 25, 2022, the Voting Maps and the Votes cast submitted by the Company's Stockholders were filed at the Company's head office and certified by the Chair.

CLOSING: Once the work was completed, these minutes were signed after being drafted, read and approved by all. São Paulo (State of São Paulo), April 26, 2022. (undersigned) Leila Cristiane Barboza Braga de Melo – Chairwoman; Álvaro Felipe Rizzi Rodrigues – Secretary.

RENATO LULIA JACOB
Group Head of Investor Relations and Market Intelligence

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23 A Publicly Listed Company

EXTRAORDINARY GENERAL STOCKHOLDERS' MEETING

Final summarized voting map

According to CVM Instruction Nº 481/09, **Itaú Unibanco Holding S.A.** ("Company") discloses the final summarized voting map related to the consolidation of remote voting instructions and voting instructions exclusively digitally for each item presented in the remote voting form, about the matters submitted for resolution at its and Extraordinary General Stockholders' Meeting held on April 26, 2022 at 11:10 a.m. exclusively held online, is presented below:

Item	Description - extraordinary agenda	Voting	Number of shares	% over total voting
1	Amend the Bylaws to: (i) Change the notice period for calling the General Stockholders' Meeting to twenty one (21) from fifteen (15) days on first call, in accordance with the provisions of the Brazilian Corporate Law:	Approve	4,565,818,912	99.99216
		Reject	-	-
		Abstain	357,816	0.00784
2	Amend the Bylaws to: (ii) Provide for the annual election of members of the Audit Committee:	Approve	4,565,818,912	99.99216
		Reject	-	-
		Abstain	357,816	0.00784
3	Amend the Bylaws to: (iii) Update the independence criteria for the members of the Audit Committee, in accordance with the provisions of the National Monetary Council (CMN):	Approve	4,565,818,912	99.99216
		Reject	-	-
		Abstain	357,816	0.00784
4	Amend the Bylaws to: (iv) Update the reelection rules for the members of the Audit Committee, in accordance with the provisions of the National Monetary Council (CMN):	Approve	4,565,818,912	99.99216
		Reject	-	-
		Abstain	357,816	0.00784
5	Amend the Bylaws to: (v) Improve the wording of the representation rule for the Company:	Approve	4,565,818,912	99.99216
		Reject	-	-
		Abstain	357,816	0.00784
6	Consolidate the Bylaws by carrying out the amendments mentioned in aforementioned and resulting adjustments to wording:	Approve	4,565,818,912	99.99216
		Reject	-	-
		Abstain	357,816	0.00784
7	Update the Stock Grant Plan.	Approve	4,544,534,128	99.52602
		Reject	21,284,784	0.46614
		Abstain	357,816	0.00784

São Paulo-SP, April 26, 2022.

RENATO LULIA JACOB
Group Head of Investor Relations and Market Intelligence

CNPJ. 60.872.504/0001-23

ITAÚ UNIBANCO HOLDING S.A.

A Publicly Listed Company

EXTRAORDINARY GENERAL STOCKHOLDERS' MEETING

Final Detailed Voting Map

According to CVM Instruction No. 481/09, it discloses the final detailed voting map that consolidates the votes cast remotely and the votes cast in exclusively digital on the matters submitted for the resolution of the at its and Extraordinary General Stockholders' Meeting held on April 26, 2022 at 11:10 a.m. exclusively held online, of Itaú Unibanco Holding S.A., a Publicly-Listed Company headquartered in the city of São Paulo, State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902, containing the first five numbers of the Individual Taxpayer's Registry (CPF) or of the Corporate Taxpayer's Registry (CNPJ) of the stockholder, the stockholding position and the votes cast:

CPF/CNPJ	Balance of Common Shares	Balance Preferred Shares	Deliberations						
			1	2	3	4	5	6	7
13.066***	589,593	-	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
37.806***	1,955	23,690	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.
32.106***	8,500	53,424	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.
06.239***	2,300	-	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.
97.539***	44,132	8,493,718	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.
07.516***	22,424	312,606	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.
97.539***	20,381	337,800	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.
97.539***	60,452	816,419	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.
05.986***	12,800	974,149	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.
05.479***	921,500	9,669,265	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.
26.784***	1,388	12,873	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.
05.838***	30,838	304,787	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.
12.120***	39,300	415,936	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.
30.254***	40,201	235,881	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.
38.756***	2,884	388,001	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.
07.496***	890,811	8,752,363	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.
07.140***	645	38,200	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.
07.140***	3,795	9,844	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.
28.394***	34,500	3,000	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.
28.990***	426,300	4,628,400	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.
31.577***	4,500	49,200	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.
23.384***	18,400	-	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.
11.455***	2,100	-	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.
13.289***	14,600	-	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.
15.206***	47,800	-	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.
34.825***	1,852	19,835	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.
09.001***	485,400	2,418,500	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.
44.216***	150,500	1,116,500	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.
41.222***	71,600	639,200	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.
09.063***	435,700	4,641,775	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.
11.324***	4,200	84,039	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.
28.360***	1,228	10,948	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.
05.839***	132,800	2,137,884	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.
14.494***	9,577	100,375	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.
08.731***	3,951	44,280	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.
21.881***	7,057	16,911	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.
29.264***	2,500	23,141	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.
05.479***	1,159,011	17,785,422	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.
12.094***	103,864	1,107,915	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.
26.160***	24,400	875,550	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.
09.470***	72,700	288,650	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.
24.917***	4,880	52,260	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.
05.839***	335,300	4,817,113	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.
33.580***	35,400	498,326	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.
31.050***	84,700	-	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.
05.839***	82,700	33,881,464	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
36.131***	178,000	414,100	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.
05.479***	10,004	122,395	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.

CPF/CNPJ	Balance of Common Shares	Balance Preferred Shares	Deliberations						
			1	2	3	4	5	6	7
41.272***	25,400	242,300	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.
28.580***	75,700	888,946	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.
07.191***	51,000	83,100	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.
11.100***	605,948	6,507,440	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.
18.407***	1,149,825	11,779,366	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.
09.294***	178,400	1,880,179	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.
17.718***	358,705	3,797,238	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
19.244***	2,200	17,796	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.
18.830***	10,500	154,323	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.
10.916***	1,161,411	7,368,510	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.
11.311***	390,219	4,068,012	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.
23.572***	67,083	86,707	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.
05.840***	217,203	2,317,176	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.
18.550***	9,800	47,700	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.
20.196***	236,200	2,480,966	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.
07.247***	86,117	550,368	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.
29.322***	3,797,712	52,248,070	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.
31.240***	161,000	571,278	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.
32.329***	388,573	2,753,975	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.
35.693***	3,831,800	23,184,700	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.
41.199***	5,200	17,700	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.
14.541***	240,400	3,318,938	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.
23.794***	548,100	1,021,507	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.
37.113***	55,100	296,200	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.
26.311***	57,200	111,250	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.
97.540***	1,755,705	62,676,189	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.
09.559***	241,586	1,606,383	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.
21.265***	301	-	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.
31.591***	43,671	745,653	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.
59.573***	12,266,374	1,503,043	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
61.544***	8,863,879	10,254	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
52.041***	14,150,965	-	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
61.532***	1,943,906,577	169,323	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
04.676***	2,564,084,404	-	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
09.225***	61,600	-	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.
14.623***	56,500	-	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
39.332***	173,961	283,719	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
39.332***	470	3,436,767	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
10.418***	80,720	1,610,250	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.
40.911***	740	8,490	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.
08.973***	81,832	1,791,687	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.
11.052***	4,600	45,100	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.
02.138***	51,824	42,416	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.
38.226***	800	90,700	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.

Deliberations:

Extraordinary agenda

1) Amend the Bylaws to: (i) Change the notice period for calling the General Stockholders' Meeting to twenty one (21) from fifteen (15) days on first call, in accordance with the provisions of the Brazilian Corporate Law:
2) Amend the Bylaws to: (ii) Provide for the annual election of members of the Audit Committee:
3) Amend the Bylaws to: (iii) Update the independence criteria for the members of the Audit Committee, in accordance with the provisions of the National Monetary Council (CMN):
4) Amend the Bylaws to: (iv) Update the reelection rules for the members of the Audit Committee, in accordance with the provisions of the National Monetary Council (CMN):
5) Amend the Bylaws to: (v) Improve the wording of the representation rule for the Company:
6) Consolidate the Bylaws by carrying out the amendments mentioned in aforementioned and resulting adjustments to wording:

7) Update the Stock Grant Plan.

Subtitle:
Ap. = Approved   Rej. = Reject   Abs. = Abstain

São Paulo-SP, April 27, 2022.

RENATO LULIA JACOB
Group Head of Investor Relations and Market Intelligence